EXHIBIT 3.3

     Amendments to the 1990 Articles of Incorporation of In Focus Systems, Inc.

Article I is amended as follows:

    The name of this Corporation is InFocus Corporation and its duration shall be perpetual.

Article III is amended as follows:

    The aggregate number of shares which the Corporation shall have the authority to issue is 150,000,000.